

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 11, 2008

Mr. J. Michael Kirksey, Chief Financial Officer
Endeavour International Corporation
1000 Main Street
Suite 3300
Houston, TX 77002

> **Re:**   **Endeavour International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 8, 2007**
> **File No. 001-32212**

Dear Mr. Kirksey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant